Exemption File No. 82-35011

07024862

ASX
AUSTRALIAN SECURITIES EXCHANGE

RECEIVED
2007 JUL -3 A 8:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 28/06/2007

TIME: 13:45:32

TO: EMECO HOLDINGS LIMITED

FAX NO: 08-9321-1366

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

SUPPL

Emeco Group acquires JK Mining assets

PROCESSED
JUL 10 2007
THOMSON FINANCIAL

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dlw 7/3

Emeco Holdings Limited

Market release
28 June 2007

Emeco Group Acquires JK Mining Assets

Emeco International Pty Ltd, a wholly owned subsidiary of Emeco Holdings Ltd, has acquired the assets of JK Mining for $13 million. The assets are similar to the type of equipment Emeco uses through out its global operations.

Prior to the sale, JK Mining operated as a contract miner in Queensland, with 19 employees and 30 heavy earthmoving and support vehicles. Their existing load and haul mining contracts will be completed prior to settlement.

Upon acquisition, Emeco will restructure the business into a fully maintained dry hire business model and integrate it into its existing Queensland operations.

Separate to the acquisition, Emeco has negotiated a new hire agreement to supply a large fleet of earthmoving equipment to Kagara Zinc for use at its Balcooma mine commencing on 28 June 2007 for the life of the mine. Emeco will supplement its existing equipment with the additional equipment, staff and facilities acquired from JK Mining. The new arrangements are expected to generate annual revenues of about $15 million.

Emeco chief executive Laurie Freedman said, "The acquisition of JK Mining assets and the finalization of negotiations with Kagara Zinc are important strategic developments for Emeco and provide further evidence of the growing acceptance of the fully maintained dry equipment rental model by mining companies."

"The agreement with Kagara Zinc further advances our strategy of diversifying our resources sector exposure by pursuing opportunities to hire our machines and provide our services to base metal producers", he said.

For further information please contact:

Michael Kirkpatrick, Company Secretary
+61 8 9420 0222

PO Box 1173
West Perth WA 6872

10 Ord Street
West Perth WA 6005

Telephone: (08) 9420 0222
Facsimile: (08) 9321 1366

Emeco Holdings Limited A.C.N. 112 188 815

END